UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-37363

(Check One)	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RiceBran Technologies
Full Name of Registrant

N/A
Former Name if Applicable

25420 Kuykendahl Road, Suite B300
Address of Principal Executive Office (Street and Number)

Tomball, Texas 77375
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RiceBran Technologies (the “Registrant”) is unable to file its quarterly report on Form 10-Q (the “Quarterly Report”) within the prescribed time period due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report after the sale of its stabilized rice bran business on June 23, 2023. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the quarter ended June 30, 2023, to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the 5th calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William J. Keneally	(917)	754-1115
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 23, 2023, we completed the sale of assets related to the production of stabilized rice bran and the processing of stabilized rice bran into stabilized rice bran derivatives at facilities located in West Sacramento, California, Mermentau, Louisiana, Lake Charles, Louisiana and Dillon, Montana (the “SRB Business”).

For the three months ended June 30, 2023, the Registrant expects to report a net loss of $10.3 million, which includes an $8.6 million loss on the sale of the SRB Business, compared to a net loss of $2.6 million reported for the three months ended June 30, 2022. The results of operations of the SRB Business will be presented as discontinued operations in the Registrant’s consolidated statements of operations and are excluded from continuing operations for all periods presented.

The Registrant believes that its results of operations contained herein are materially correct; however, because management's review is ongoing, there can be no assurance that the financial results referred to in this filing will not change upon completion of the review and filing of the Quarterly Report.

RiceBran Technologies

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	RICEBRAN TECHNOLOGIES
	By:	/s/ William J. Keneally
Name: William J. Keneally
Title: Interim Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).